FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated February 12, 2026

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 4 February 2025 (official registry number 3077) (the “Buyback Commencement Communication”), relating to the buyback programme of own shares (the “Buyback Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 4 and 11 February (both inclusive).

The cash amount of the shares purchased to 11 February 2026 as a result of the execution of the Buyback Programme amounts to 603,165,936 Euros, which represents approximately 12% of the maximum investment amount of the Buyback Programme. The programme was announced together with its other characteristics through the Buyback Commencement Communication. With these purchases, the Bank has repurchased approximately 15.6% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
04/02/2026	SAN	Purchase	XMAD	5,219,000	10.7383
04/02/2026	SAN	Purchase	CEUX	1,934,000	10.7379
04/02/2026	SAN	Purchase	TQEX	236,000	10.7343
04/02/2026	SAN	Purchase	AQEU	545,000	10.7380
05/02/2026	SAN	Purchase	XMAD	5,710,000	10.5958
05/02/2026	SAN	Purchase	CEUX	2,346,000	10.5962
05/02/2026	SAN	Purchase	TQEX	307,000	10.5984
05/02/2026	SAN	Purchase	AQEU	600,000	10.5985
06/02/2026	SAN	Purchase	XMAD	6,005,000	10.5772
06/02/2026	SAN	Purchase	CEUX	2,560,000	10.5759
06/02/2026	SAN	Purchase	TQEX	329,000	10.5716
06/02/2026	SAN	Purchase	AQEU	638,000	10.5760
09/02/2026	SAN	Purchase	XMAD	6,136,000	10.7730
09/02/2026	SAN	Purchase	CEUX	2,667,000	10.7716
09/02/2026	SAN	Purchase	TQEX	347,000	10.7733
09/02/2026	SAN	Purchase	AQEU	665,000	10.7602
10/02/2026	SAN	Purchase	XMAD	6,138,000	10.9296
10/02/2026	SAN	Purchase	CEUX	2,859,000	10.9397
10/02/2026	SAN	Purchase	TQEX	353,000	10.9291
10/02/2026	SAN	Purchase	AQEU	702,000	10.9393
11/02/2026	SAN	Purchase	XMAD	6,138,000	10.6038
11/02/2026	SAN	Purchase	CEUX	2,859,000	10.5932
11/02/2026	SAN	Purchase	TQEX	353,000	10.6078
11/02/2026	SAN	Purchase	AQEU	702,000	10.5957
			TOTAL	56,348,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 12 February 2026

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 04/02/2026 and 11/02/2026 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-04-a-11-02-2026_es.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 12, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance